Jordan Swan

Work History:

VP at DteckD, 2020-present
Site Reliability Engineer at Adobe, 2021-present
Senior Ops Developer at Academy Mortgage Corporation, 2020-2021
DevOps Engineer at Academy Mortgage Corporation, 2018-2020